March 4, 2013

Mr. Martin James, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:               Cubic Corporation

Form 10-K for the Year Ended September 30, 2012

Filed December 14, 2012

File No. 001-08931

Dear Mr. James:

Set forth below is the response of Cubic Corporation (the “Company” or  “we”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 31, 2013, related to the Company’s 10-K for the fiscal year ended September 30, 2012 filed on December 14, 2012.

On February 25, 2013 we filed a registration statement on Form S-1 (“Registration Statement”) with the Commission.  In recognition of the Staff’s comments associated with future filings contained in the letter dated January 31, 2013 we have updated our disclosures in the Registration Statement to be responsive to the comments listed below.

For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.              You disclose in the first paragraph of this section that the growth in accounts receivable and the reduction of customer advances related to several large contracts you worked on in 2012. We also note the disclosure in Note 6 on page 79. With a view toward disclosure in future filings, please explain further the significant causes for the increase, including a discussion of any changes in your historical contract terms (for example, changes in payment or billing terms).

We respectfully submit to the Staff that there have been no changes in payment or billing terms on existing contracts that have significantly impacted the growth in our accounts receivable or the reduction in customer advance balances.

In our Registration Statement, within the liquidity section of “Management’s discussion and analysis of financial condition and results of operations,” we included the following disclosure to address the Staff’s comment and in order to further explain the significant causes for the increase in accounts receivable and the reduction in the customer advances:  “The growth in accounts receivable and reduction of customer advances related to several large on-going contracts we worked on in 2012, including transportation systems contracts in Canada and Australia and defense system contracts in the U.S., Far East and Middle East. Negative cash flows on these contracts at this stage of their completion is in accordance with contract terms. Contract terms, including payment terms on our long-term development contracts, are customized for each contract based upon negotiations with the respective customer. For certain large long-term development contracts, we had received significant up-front cash payments from customers before the end of 2011 based upon the negotiated terms of these contracts. The customer advance balances on these contracts decreased in 2012 as development work progressed. Advanced payments on long-term development contracts received in 2012 were less than the decreases in advanced payment balances during 2012 for up-front payments received in previous years. The customized payment terms on long-term development projects also often include payment milestones based upon such items as the delivery of components of systems, meeting specific technological requirements in the contracts, or other events. These milestone payments can vary significantly based upon the negotiated terms of the contracts. In 2012, the growth in the unbilled accounts receivable was based upon when we are entitled to receive milestone payments.” We advise the Staff that we will continue to include similar disclosure for any similar trends in these financial items, to the extent applicable, in future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

Inventories, page 65.

2.              Please tell us why you include contract advances, performance-based payments, and progress payments as an offset against inventory. Discuss whether, under the terms of the contracts, the customers have title to, or a security interest in, the inventories related to such contracts as a result of the contract advances, performance-based payments, and progress payments.

In accordance with Accounting Standards Codification (ASC) 605-35 we include qualifying contract costs allocable to units-of-delivery contracts as inventory.  We also receive performance-based payments and progress payments associated with certain of these contracts based on the billing terms in the underlying contracts.  Pursuant to contract provisions, agencies of the U.S. government and certain other customers have title to, or security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments.  Contract advances, performance-based payments and progress payments received are recorded as an offset against the related inventory balances for contracts that that are accounted for on a percentage-of-completion basis using units-of-delivery as the basis to measure progress toward completing the contract. This determination is performed on a contract by contract basis. Any amount of payments received in excess of the cumulative amount of accounts receivable and inventoried costs for a contract is classified as advanced payments, which is classified as a liability on the balance sheet. Generally, the only contracts on which we receive payment in excess of accounts receivable and for which we have inventoried costs are contracts with agencies of the U.S. government. ASC 912-310-25-7 states that “If legal title to the related accumulated costs of contracts in progress vests with the U.S. government on the contractor’s receipt of progress payments, progress payments received on fixed-price contracts shall be applied by individual contract first to amounts carried in unbilled receivables, with any remainder applied to accumulated costs of contracts in progress (often referred to as inventories).” In addition, ASC 210-10-S99 (6) notes that the amount of progress payments netted against inventory at the date of the balance sheet shall be disclosed.

Revenue Recognition, page 66.

3.              You disclose in the third paragraph on page 67 that you enter into contracts with multiple deliverables. Please tell us how you considered the disclosures required by FASB ASC 605-25-50-2(e) related to discussing the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables. Also refer to SAB Topic 13.B.

We have considered the disclosure guidance outlined in ASC 605-25-50-2(e) related to discussing the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables.  In order to expand upon the required disclosure we updated our previous disclosures in our Registration Statement. Within Note 1 — Summary of significant accounting policies, Revenue recognition, the following description was added regarding the significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables that are accounted for as separate units of accounting in multiple element arrangements: “If neither VSOE nor third-party evidence of selling price exists for a deliverable, which is typically the case for our contracts, the guidance requires us to determine the best estimate of the selling price, which is the price at which we would sell the deliverable if it were sold on a standalone basis. In estimating the selling price of the deliverable on a standalone basis, we consider our overall pricing models and objectives, including the factors we contemplate in negotiating our contracts with our customers. The pricing models and objectives that we use are generally based upon a cost-plus margin approach, with the estimated margin based in part on qualitative factors such as perceived customer pricing sensitivity and competitive pressures.” We advise the Staff that, to the extent applicable, we will continue to provide such disclosure in future Exchange Act filings.

4.              Please disclose in future filings how you determined the classification of your sales between products and services. Please provide us with your proposed disclosure.

We considered the Staff’s comment associated with disclosures of how we determined the classification of our sales between products and services.  In our Registration Statement, within Note 1 — Summary of significant accounting policies, Revenue recognition, the following description was added regarding how we classify sales between products and services: “We generate revenue from the sale of products such as mass transit fare collection systems, air and ground combat training systems, and secure communications products. We provide services such as specialized military training exercises, including live, virtual and constructive training exercises and support, and we operate and maintain fare systems for mass transit customers. We classify sales as products or services in our Consolidated Statements of Income based on the attributes of the underlying contracts.”

In addition, the following description was added in the Registration Statement to disclose how revenue is allocated between products and services in multiple-element revenue arrangements: “The revenue recognized for each unit of accounting is classified as products or services sales in our Consolidated Statements of Income based upon the predominant attributes of the unit of accounting. If product and service deliverables are combined for revenue recognition purposes, revenue recognized is allocated to products or services in our Consolidated Statements of Income based upon a relative-selling-price method.” We advise the Staff that, to the extent applicable, we will continue to provide such disclosure in future Exchange Act filings.

5.              Please tell us when the system usage and incentive award fees under your service contracts typically become fixed or determinable.

We considered the Staff’s comment associated with how system usage and incentive award fees under service contracts typically become fixed or determinable.  In our Registration Statement, within Note 1 — Summary of significant accounting policies, Revenue recognition, the following disclosure was added regarding when the system usage fees and incentive award fees under our service contracts typically become fixed or determinable: “Revenue under contracts for services other than those with the U. S. government and those associated with design, development, or production activities is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. For such contracts that contain measurable units of work performed we recognize sales when the units of work are completed. Certain of our transportation systems service contracts contain service level or system usage incentives, for which we recognize revenues when the incentive award is fixed or determinable. These contract incentives are generally based upon monthly service levels or monthly performance and become fixed or determinable on a monthly basis. However, one of our transportation systems service contracts contains annual system usage incentives which are based upon system usage compared to annual baseline amounts. For this contract the annual system usage incentives are not considered fixed or determinable until the end of the contract year for which the incentives are measured, which falls within the second quarter of our fiscal year. Revenue under such contracts that do not contain measurable units of work performed, which is generally the case for our service contracts, is recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Costs incurred under these services contracts are expensed as incurred.” We advise the Staff that, to the extent applicable, we will continue to provide such disclosure in future Exchange Act filings.

Item 9A. Controls and Procedures

Plan for Remediation of Material Weaknesses

6.              In the first paragraph of this section you disclose that the company has begun to revise its revenue recognition policy. Please explain what you mean by this statement.

Our revenue recognition policy is described in Item 8. Financial Statements, Note 1. Summary of Significant Accounting Policies, and in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies.  Given our focus on completing the restatement of our financial statements and our 2012 Form 10-K we have not yet fully updated our internal policy and procedural manual or related training documentation for our personnel that are involved in the revenue recognition process to reflect these polices.  In the first paragraph of the “Plan for Remediation of Material Weaknesses” section of Item 9A. we were referring to our internal policy manual and related training documentation and not any revision in the policies described in the sections in Item 8. or Item 7. To the extent we include disclosures in future filings regarding this internal documentation we will clarify the description as “internal revenue recognition and procedures documentation.”

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to our filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in improving the quality of our filings.

Sincerely,

/s/ Mark A. Harrison
Mark A. Harrison
Senior Vice President and Corporate Controller